Mail Stop 3-8


								June 14, 2005


By U.S. Mail

John Loyack
Chief Financial Officer, Sr. VP
PNM Resources Inc.
Alvarado Square
Albuquerque, NM 87158

Re:		PNM Resources Inc.
			File No. 333-32170
			Form 10-K for the year ended December 31, 2004

Dear Mr. Loyack,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,




							Jim Allegretto
Senior Assistant Chief Accountant